CONSENT AND WAIVER AGREEMENT

THIS CONSENT AND WAIVER AGREEMENT (the "Agreement") is made and entered into on November 2, 2009, by and between  Master Silicon Carbide Industries, Inc. (formerly known as Paragon Semitech USA, Inc.), a Nevada corporation (the “Company”), and the holders of the Company’s Series A Preferred Stock, as defined below, listed on the signature pages below (collectively, the “Holders”).

RECITALS
A.           On or about September 2, 2008, Master Silicon Carbide Industries, Inc., a Delaware corporation (“MSCI Delaware”) and the Holders entered into a certain Stock Purchase Agreement (the "2008 Stock Purchase Agreement") pursuant to which the Holders purchased from MSCI Delaware a total of 996,186 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") and warrants to purchase an aggregate of 2,490,465 shares of the Common Stock of MSCI Delaware (the “Warrants”). The rights, preferences and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation attached as an exhibit to the 2008 Stock Purchase Agreement (the “Series A COD”).

B.           On or around September 21, 2009, MSCI Delaware and the Holders entered into that certain Note Purchase Agreement (the "2009 Stock Purchase Agreement"), pursuant to which the Holder purchased from the Company a promissory note in principal amount of $10,000,000, which will be automatically converted into 920,267 shares of Series B Preferred Stock of the Company (the "Series B Preferred Stock") within three business days of the Reincorporation, as defined below.  The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Certificate of Designation attached hereto  (the “Series B COD”) as Exhibit A.

C.           On or around November 2, 2009, MSCI Delaware merged into the Company and all outstanding Common Stock and  Series A Preferred Stock of MSCI Delaware were automatically converted into the Common Stock and Series A Preferred Stock of the Company (the “Reincorporation”).

D.           The Holders are the current owners of all of the outstanding Series A Preferred Stock of the Company.

E.            The Series A COD provides that any equity security of any kind which the Company or any subsidiary shall at any time issue or be authorized to issue shall be junior to the Series A Preferred Stock as to payment of dividends and amounts payable on liquidation.  Under the Series B COD, the Series B Preferred Stock ranks on a parity with the Series A Preferred Stock as to payment of amounts payable on liquidation and if the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed shall be distributed among the holders of Series A Preferred Stock and Series B Preferred Stock ratably in accordance with the respective amounts that would otherwise be payable on such shares. The Series A COD provides that the consent of all of the Holders is required in order to issue any securities that rank on a parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Consent of Holders.          The Holders hereby consent to issuance by the Company of the Series B Preferred Stock in accordance with its terms as set forth in the Series B COD and agree that that the Series B Preferred Stock shall rank on a parity with the Series A Preferred Stock as to payment of amounts payable in liquidation and if the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock and Series B Preferred Stock shall be distributed among such holders  ratably in accordance with the respective amounts that would be otherwise be payable on such shares.

2.  Miscellaneous Provisions.

2.1 Binding Effect.      The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and assigns. Each party shall notify its respective transferees or assignees that this Agreement is in effect. Each party shall notify the other in writing of any such assignment or transfer.

2.2 Waiver.      Failure of any party at any time to require performance of any provision of this Agreement shall not limit such party’s right to enforce such provision, nor shall any waiver of any breach of any provision of this Agreement constitute a waiver of any succeeding breach of such provision or a waiver of such provision itself.

2.3 Amendment.          This Agreement may not be modified or amended except by the written agreement of the parties. No attempted waiver of any provision of this Agreement shall be binding unless in writing and signed by the party to be bound.

2.4 Severability.          If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term or provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

2.5 Integration.            This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements among them with respect to such matters.

2.6 Governing Law.     This Agreement shall be governed by and construed in accordance with the laws of the state of New York without reference to conflict of laws principles.

2.7 Construction and Interpretation.     The headings or titles of the sections of this Agreement are intended for ease of reference only and shall have no effect whatsoever on the construction or interpretation of any provision of this Agreement. All provisions of this Agreement have been negotiated at arms length, each party having legal counsel, and this Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provision hereof, notwithstanding that each party may have signed a separate signature page. The language in this Agreement shall be construed as to its fair meaning and not strictly for or against any party.

2.8 Counterparts.       This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument, notwithstanding that one or more parties may have signed a separate signature page.

2.9 No Third Party Beneficiaries.     This Agreement and the terms and provisions hereof are solely for the benefit of the parties hereto and their respective successors and permitted assigns and shall not in any way benefit any other person.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Consent and Waiver Agreement as of the date first above written.

MASTER SILICON CARBIDE INDUSTRIES, INC.

By:	/s/ John D. Kuhns
	Name:	John D. Kuhns
	Title:	Chief Executive Officer and President

HOLDERS:

NEW WORLD POWER, LLC

By:	/s/ John D. Kuhns
	Name:	John D. Kuhns
	Title:	Member and Manager

VICIS CAPITAL MASTER FUND

By:	/s/ Shadron Stastney
	Name:	Shadron Stastney
	Title:	Member and COO

By:	/s/ Mary E. Fellows
Mary E. Fellows

By:	/s/ Yousu Lin
Yousu Lin

By:	/s/ Fang Chen
Fang Chen

EXHIBIT A

CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK